 Exhibit 99(a)(1)(C)
THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES
AT THIS TIME, KINDLY DISREGARD THIS NOTICE.
February 21, 2020
Dear Stockholder:
Terra Income Fund 6, Inc. (“Terra 6”) contacts you each quarter offering to repurchase a portion of its issued and outstanding shares. Currently Terra 6 is offering to repurchase up to 218,466 shares of its common stock (the “Offer”), which represents 2.5% of the weighted average number of shares outstanding for the calendar year ended December 31, 2019, at a price per share of  $9.16 (the “Purchase Price”), which represents Terra 6’s net asset value per share as of December 31, 2019. The Offer period will begin on or before February 26, 2020 and end at 3:00 p.m., Central Time, on March 27, 2020. Subject to the limitations contained in the Offer to Purchase attached to this letter, which you should read carefully if you want to consider tendering your shares, we anticipate that all properly completed and duly executed Letters of Transmittal returned to Terra 6 will be processed on or about March 31, 2020.
No action is required of you at this time. If you have no desire to sell any of your shares, please disregard this notice. If you would like to tender a portion or all of your shares for repurchase, please complete the Letter of Transmittal included with this letter and return it to Terra 6 at the address below. Up to 218,466 shares will be accepted. Please see the attached Offer to Purchase for conditions to the Offer. All requests to tender shares must be received in good order at the address below, by 3:00 p.m., Central Time, on March 27, 2020.
For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:
Terra Income Fund 6, Inc. c/o DST Systems, Inc. P.O. Box 219686 Kansas City, MO 64121-9686	Terra Income Fund 6, Inc. c/o DST Systems, Inc. 430 W. 7th Street, Ste. 219686 Kansas City, MO 64105
If you have any questions, please call your financial advisor or call Terra 6 at (855) 858-1500.
Sincerely,
/s/ Vikram S. Uppal

Vikram S. Uppal
Chairman of the Board, Chief Executive
Officer and President